EXHIBIT 99.1

Student Transportation Inc. Launches Holiday Donation Drive

Leading School Bus Company Helps Those in Need Throughout North America

WALL, N.J., Nov. 6, 2012 (GLOBE NEWSWIRE) -- With the holidays quickly approaching and times being difficult for many families, Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, is working hard and giving back to help those in need throughout the United States and Canada by launching a holiday donation drive.

STI and its operating subsidiaries, Student Transportation of America and Student Transportation of Canada, are collecting non-perishable food items, clothing and household items at their more than 150 locations across North America.

Named "Driving Our Communities", STI's holiday donation drive began November 1st and will continue through the holiday season. The company is encouraging employees, school districts and the public to donate food and other items for local families in need. Food items needed include canned goods, boxed or bagged foods, soups, cereals and other foods that can be stored at room temperature. Other items requested include children's jackets, mittens or gloves, hats, socks and basic household supplies.

"STI is committed not only to the 700,000 children that we transport safely to and from school each day but to all members of the communities we serve including those less fortunate," said Patrick Vaughan, STI's Chief Operating Officer. "Our service to local communities goes beyond school buses; our holiday donation drive presents the perfect opportunity for STI to give back and bring out the best in all of us."

About

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact:

         Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         invest@rideSTBus.com

         For media inquiries, please contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com